GRUPO CARSO, S.A.B. DE C.V.

2007 JUL 26 P 12: 3

July 23, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

SUPPL

07025537

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to Grupo Carso announces agreement in principle so Philip Morris International acquires an additional 30% in the tobacco business, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on July 18, 2007:

"Grupo Carso, S.A.B. de C.V. (BMV: GCARSO) announces that it has reached an agreement in principle with Philip Morris International Inc. (PMI) so the latter can acquire from the first an additional 30% of shares in the tobacco business.

Grupo Carso would retain a 20% of the business jointly as part of this reorganization.

The transaction has a value of approximately USD 1.1 billion and it is expected to be completed later this year, subject to execution of definitive agreements and customary regulatory approvals."

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dlw 7/27

END

July 23, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Determination of Conditions of Secondary Sale of the Common Stock Regarding the Repayment of Public Funds

With regard to the secondary sale of common stock of Mitsui Trust Holdings, Inc. in the domestic and overseas markets to repay public funds, as announced on July 3 and 11, 2007, the conditions of the offering price etc. have been determined as described below.

1. Number of shares to be offered:

Common stock:	82,222,000 shares
(1) Domestic secondary sale:	53,445,000 shares
(2) Overseas secondary sale:	28,777,000 shares

2. Offering price:
   1,054 yen per share

3. Total amount of offering price:
   86,661,988,000 yen

4. Subscription period (domestic secondary sale):
   Between Tuesday, July 24, 2007 and Wednesday, July 25, 2007

5. Settlement date:
   Friday, July 27, 2007

(For your reference)
Calculation of offering price:

Reference date and price for calculation:	Monday, July 23, 2007 and 1,076 yen
Discount rate:	2.04%

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END